FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of June


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





News Release


                                 04 June 2007


        BG Group finalises agreement to meet natural gas demand in Chile


BG Group today announced that it has signed an agreement to supply Chile's first Liquefied Natural Gas (LNG) import terminal.


The 2.5 million tonnes per annum (mtpa) terminal in Quintero Bay - approximately 110 kilometres northwest of Santiago - will have the capacity to meet up to 40% of the country's demand for natural gas. BG is a 40% shareholder in the regasification terminal which is targeted to commence operation in the second quarter of 2009.


BG executed the 21-year LNG sale and purchase agreement to supply Chile with 1.7 mtpa of LNG through the terminal, to be supplied from the company's global LNG portfolio.


Rick Waddell, BG Executive Vice President, South America said:


"Chile has a vibrant and growing economy which needs new gas supplies and we are ideally placed to work with our Chilean partners to meet that demand.


"The Quintero LNG project expands our South American operations and provides a long-term counter-seasonal market for our LNG portfolio. We are delighted to have finalised our investment and participation in Chile's first LNG import terminal. "


Background


GNL Quintero SA (GNLQ) is the project company which will own and operate the terminal. In addition to BG's 40% shareholding, the other partners in the project are the Chilean national oil and gas company ENAP (20%), power company Endesa Chile (20%) and gas distribution company Metrogas (20%).


GNLQ today also entered into agreements for the provision of regasification services at the terminal and for the onward sale of the terminal's regasified natural gas.


The US$775 million engineering, procurement and construction contracts have been awarded to CB&I.


There are matters discussed in this news release that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2006. The Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.


Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


In the USA, BG LNG Services, LLC (BGLS) holds, until 2028, 100% of the capacity rights at North America's largest operating LNG import terminal, Lake Charles in Louisiana. BGLS also holds supply and regasification rights for 17 years at the Elba Island LNG terminal near Savannah, Georgia.


BG has long-term purchase agreements in place with Equatorial Guinea LNG Train 1, S.A.; Nigeria LNG Ltd; Egyptian LNG Train 2; and with Atlantic LNG Train 4.


In the Middle East, BG is a shareholder in Egyptian LNG Trains 1 and 2 and a third LNG train is under consideration. There is scope at the development site for up to six trains.


BG Group is also the major project shareholder in two proposed regasification terminals, the Dragon LNG import project in Milford Haven, Wales and the Brindisi LNG import project in Brindisi, Italy.


Enquiries:


Communications:                             +44 (0) 118 929 2462

Out of hours media mobile:                  +44 (0) 791 718 5707

Investor Relations:                         +44 (0) 118 929 3025



Website: www.bg-group.com


                                    - ends -


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 04 June, 2007                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary